SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                               SECURED INCOME L.P.
                            (Name of Subject Company)

    MP INCOME FUND 11, L.P.; MP INCOME FUND 12, LLC; MP INCOME FUND 14, LLC;
     MP INCOME FUND 15, LLC; MP INCOME FUND 16, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS III, LTD.; ACCELERATED HIGH YIELD GROWTH FUND II, LTD.;
   ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.;
   ACCELERATED HIGH YIELD INCOME FUND I, LTD.; ACCELERATED HIGH YIELD INCOME FUND II, LTD.; PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND 3; PREVIOUSLY
  OWNED PARTNERSHIPS INCOME FUND; MP-DEWAAY FUND, LLC; SPECIFIED INCOME FUND,
   A CALIFORNIA LIMITED PARTNERSHIP; MACKENZIE PATTERSON SPECIAL FUND 5, LLC;
     MP FALCON GROWTH FUND, LLC; MP FALCON FUND, LLC; MP VALUE FUND 5, LLC;
         MP VALUE FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 3, LLC;
              MACKENZIE FUND VI, A CALIFORNIA LIMITED PARTNERSHIP;
                          and MACKENZIE PATTERSON, INC.

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                               Copy to:
Christine Simpson                              Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                      Derenthal & Dannhauser
1640 School Street                             One Post Street, Suite 575
Moraga, California  94556                      San Francisco, California  94104
(925) 631-9100                                 (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                   Amount of
         Valuation*                                    Filing Fee

          $5,362,500                                   $1,072.50

* For purposes of calculating the filing fee only. Assumes the purchase of 330,000 Units at a purchase price equal to $16.25 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:

         Form or Registration Number:
         Filing Party:
         Date Filed:


[ ]      Check  the  box   if  the  filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO relates to the offer by MP INCOME FUND 11, L.P.; MP INCOME FUND 12, LLC; MP INCOME FUND 14, LLC; MP INCOME FUND 15, LLC; MP INCOME FUND 16, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS III, LTD.; ACCELERATED HIGH YIELD GROWTH FUND II, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.; ACCELERATED HIGH YIELD INCOME FUND I, LTD.; ACCELERATED HIGH YIELD INCOME FUND II, LTD.;
PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND 3; PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND; MP-DEWAAY FUND, LLC; SPECIFIED INCOME FUND, A CALIFORNIA LIMITED PARTNERSHIP; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MP FALCON GROWTH FUND, LLC; MP FALCON FUND, LLC; MP VALUE FUND 5, LLC; MP VALUE FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 3, LLC; and MACKENZIE FUND VI, A CALIFORNIA LIMITED PARTNERSHIP (collectively the "Purchasers") to purchase up to 330,000 Units of limited partnership interest (the "Units") in SECURED INCOME L.P., a Delaware limited partnership (the "Issuer"), the subject company, at a purchase price equal to $16.25 per Unit, less the amount of any distributions declared or made with respect to the Units between July 14, 2000 (the "Offer Date") and August 15, 2000 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 14, 2000 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Partnership has announced that it expects to make a distribution of $8.35 per Unit on or about July 31, 2000 to holders of Units as of June 30, 2000. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Letter of Transmittal would be assigned by all tendering Unit holders to the Purchasers. MacKenzie Patterson, Inc. is named as an offeror herein because it is deemed to control the Purchasers, but it is not otherwise participating in the offer described in this schedule. The number of Units subject to the Offer will be reduced to the extent necessary so that the number of Units purchased in the offer, when added to the number of all other Units transferred within the 12 months preceding the closing of the offer, would not equal or exceed 50% of the outstanding Units. Purchase of units in excess of this amount would result in the termination of the Partnership for tax purposes and may be prohibited under its limited partnership agreement.

         The  Issuer  had  984,369   Units  issued  and   outstanding   held  by
approximately 1,314 Unit holders as of December 31, 1999, according to its annual report on Form 10-K for the year then ended.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.          Exhibits.
                  --------

         (a)(1)   Offer to Purchase dated July 14, 2000

         (a)(2)   Letter of Transmittal

         (a)(3)   Form of Letter to Unit holders dated July 14, 2000

         (b)-(h)  Not applicable.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 14, 2000

MP INCOME FUND 11, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP INCOME FUND 12, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP INCOME FUND 14, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP INCOME FUND 15, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP INCOME FUND 16, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS III, LTD

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD GROWTH FUND II, LTD

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INCOME FUND I, LTD.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INCOME FUND II, LTD.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND 3

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP-DEWAAY FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

SPECIFIED INCOME FUND, A CALIFORNIA LIMITED PARTNERSHIP

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MACKENZIE PATTERSON SPECIAL FUND 5, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP FALCON GROWTH FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP FALCON FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP VALUE FUND 5, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MP VALUE FUND 6, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MACKENZIE PATTERSON SPECIAL FUND 3, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MACKENZIE FUND VI, A CALIFORNIA LIMITED PARTNERSHIP

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MACKENZIE PATTERSON, INC.

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

                                  EXHIBIT INDEX


Exhibit           Description                                             Page

(a)(1)   Offer to Purchase dated July 14, 2000

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Unit holders dated July 14, 2000